Exhibit 10.1

[Korn/Ferry International Letterhead]

KORN/FERRY INTERNATIONAL

June 26, 2008

Mr. Paul Reilly, Executive Chairman
Korn/Ferry International
8302 Tallahassee Dr. N.E.
St. Petersburg, FL 33702

Dear Paul,

This letter is written to confirm that the Korn/Ferry Board of Directors would like you to continue as Executive Chairman for another year, July 1, 2008 through June 30, 2009, with the understanding this agreement is subject to an annual review and will be renewed on terms similar to the enclosed unless you are notified otherwise by June 1, 2009.

The general terms or our understanding are outlined below:

1.	You will continue as an at-will employee. Your duties and responsibilities are defined in Section 3 of your existing employment agreement dated April 24, 2007 (“Existing Agreement”).

2.	For the period of this agreement, your base salary will continue at $500,000 annually.

3.	You will be provided an annual bonus target of $750,000, with the actual payout recommended by the Compensation Committee and approved by the Board. The Committee will base half the recommended amount on the same basis as used for the senior management team. As you know, for 2008 this included on-third weight each to EPS, Revenue, and the specific strategic objectives previously established for client satisfaction, market share, solution-driven growth, career destination, and “other.” The second half of the bonus will be based on Executive Chair duties and responsibilities as outlined in Section 3 of your Existing Agreement. The bonus amount for all above items would not exceed the target.

In addition, the Committee will consider bonus amounts for critical special assignments, as agreed with the Chief Executive Officer, such as your present assistance in the U.K. Due to the potential awards for such special assignments, the actual bonus amount could exceed the target of $750,000.

The salary, target bonus, and bonus criteria would be reviewed annually by the Compensation Committee and would be discussed and agreed with you prior to Board approval.

4.	The “Certain Additional Payments by the Company” – Section 7(f) of the Existing Agreement, and Section 9 “Application of Section 409A”, are incorporated by reference into this letter agreement.

5.	Employee benefit programs and perquisites would continue as outlined in Section 6 of your Existing Agreement, including the reimbursement of business expenses and the continuation of administrative support services.

6.	Your employment can be terminated at any time, for any reason, either by you or by the Board. Each party would attempt to give maximum reasonable notice should that occur. Your compensation would continue through the date of any termination, including a pro-rated bonus as determined by the Compensation Committee and approved by the Board. Consistent with your Existing Agreement, termination by death or disability will result in payment of accrued salary and pro rated target bonus. If you termination is for cause (as defined in your Existing Agreement) you will be paid only accrued salary through the date of termination.

7.	Section 10 – “Confidential Information; Cooperation with Regard to Litigation” and Section 11 – “Nonsolicitation” are incorporated by reference into this letter agreement.

The terms outlined in this letter have been approved by the Board. If you agree, please sign a copy of the letter and return it to me.

Sincerely,

/s/ Ken Whipple
Ken Whipple

Agree /s/ Paul C. Reilly               Date July 14, 2008
               Paul C. Reilly

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